Mail Stop 3561

August 3, 2006

Mr. Dennis Chen, Chief Executive Officer
Med-Zone Biotechnologies Acquisition, Inc.
28W 38th Street
Suite 8W
New York, NY 10018

> **Re:** **Med-Zone Biotechnologies Acquisition, Inc.**
> **Form 10-KSB for Fiscal Year Ended May 31, 2005**
> **Filed September 14, 2005**
> **Form 10-QSB for Fiscal Quarter Ended August 31, 2005**
> **Filed October 20, 2005**
> **File No. 0-50814**

Dear Mr. Chen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended May 31, 2005

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1. You refer to Rules 13a-14(c) and 15d-14(c) instead of Rules 13a-15(e) or 15d-15(e) of the Exchange Act. Please revise to refer to the rules that are relevant to your company.

2. We note your statement regarding the evaluation of your disclosure controls and procedures, "within 90 days before the filing of this annual report." Note that Item 307 of Regulation S-B requires an evaluation of effectiveness "as of the end of the period" covered by the report. Please revise your disclosure accordingly.

3. We note your statement that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were "adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are "effective." Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

4. The disclosure in Item 8A should state, if true, that your certifying officer concluded that your disclosure controls and procedures are "effective" to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and also that such information is accumulated and communicated to your management, including your certifying officer, to allow timely decisions regarding required disclosure.

Change in Internal Controls

5. You state you have not made any significant changes to your "internal controls subsequent to the Evaluation date". Please note that Item 308(c) of Regulation S-B requires you to disclose any change in the small business issuer's "internal control over financial reporting" since the small business issuer's "last fiscal quarter" that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting. Please revise your disclosure accordingly.

Forms 10-QSB for Fiscal Quarter Ended August 31, 2005

Item 3 – Controls and Procedures

6. Please revise your disclosures to comply with Items 307 and 308(c) of Regulation S-B. Though the Item 3 disclosures included in your Form 10-QSB are different from the related disclosures in your Form 10-KSB, you may refer to our comments above to assist you in complying with the rules.

Interim financial statements

7. We note that Forms 10-QSB for the fiscal quarters ended November 30, 2005 and February 28, 2006 have not been filed. Please file these reports immediately

As appropriate, please amend your filing and respond to these comments no later than August 25, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies